TRANCE GLOBAL ENTERTAINMENT GROUP CORP.

KUSOCINSKIEGO 3, TORUN, POLAND 87-100, Phone: + 48505259170

July 18, 2012

Mr. Charles Lee

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re: Trance Global Entertainment Group Corp.

       Amendment No. 3 to Registration Statement on Form S-1

       Filed June 26, 2012

       File No. 333-180750

Dear Mr. Charles Lee,

This letter shall serve as the request of Trance Global Entertainment Group Corp. pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement on Friday, July 20, 2012, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,

/S/ Barbara Walaszek

Barbara Walaszek, President